UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SPILMAN, JR, ROBERT H
   BASSETT FURNITURE INDUSTRIES INC
   P O BOX 626
   245 MAIN STREET
   BASSETT, VA  24055
   USA
2. Issuer Name and Ticker or Trading Symbol
   BASSETT FURNITURE INDUSTRIES INC
   BSET
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   JANUARY 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT AND CHIEF OPERATING OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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COMMON STOCK               |      |    | |                  |   |           |35,019             |D     |                           |
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                           |      |    | |                  |   |           |12,171             |I     |WIFE                       |
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                           |      |    | |                  |   |           |8,942              |I     |MARTHA-CHILD               |
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***************REVISED*****|      |    | |                  |   |           |8,129              |I     |VA-CHILD                   |
*************              |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |4,821              |I     |ROB-CHILD                  |
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                           |      |    | |                  |   |           |13,962             |I     |TRUST                      |
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___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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*OPTION (RIGHT TO BUY)|28.00   |     |    | |           |   |3-02-|8-31-|COMMON      |1,785  |       |4,463       |D  |            |
                      |        |     |    | |           |   |93   |2002 |            |       |       |            |   |            |
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                      |        |     |    | |           |   |1994 |"    |"           |2,678  |       |            |   |            |
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*OPTION (RIGHT TO BUY)|37.40   |     |    | |           |   |1994 |1-25-|COMMON      |667    |       |6,250       |D  |            |
                      |        |     |    | |           |   |     |2003 |            |       |       |            |   |            |
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                      |        |     |    | |           |   |1995 |"    |"           |2,673  |       |            |   |            |
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                      |        |     |    | |           |   |1996 |"    |"           |2,673  |       |            |   |            |
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                      |        |     |    | |           |   |1997 |"    |"           |237    |       |            |   |            |
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**OPTION (RIGHT TO BUY|26.25   |     |    | |           |   |1-01-|5-04-|COMMON      |2,000  |       |2,000       |D  |            |
)                     |        |     |    | |           |   |97   |2004 |            |       |       |            |   |            |
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**OPTION (RIGHT TO BUY|22.625  |     |    | |           |   |**** |5-06-|COMMON      |****   |       |80,000      |D  |            |
)                     |        |     |    | |           |   |     |2002 |            |       |       |            |   |            |
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                      |        |     |    | |           |   |*****|"    |"           |*****  |       |            |   |            |
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*****OPTION (RIGHT TO |32.25   |     |    | |           |   |11-07|3-23-|COMMON      |40,000 |       |40,000      |D  |            |
BUY)                  |        |     |    | |           |   |-00  |08   |            |       |       |            |   |            |
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******OPTION (RIGHT TO|14.875  |1-18-|A   |V|25,556     |A  |1-18-|1-17-|COMMON      |25,556 |       |76,668      |D  |            |
 BUY)                 |        |00   |    | |           |   |01   |10   |            |       |       |            |   |            |
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******OPTION (RIGHT TO|14.875  |1-18-|A   |V|25,556     |A  |1-18-|1-17-|COMMON      |25,556 |       |            |   |            |
 BUY)                 |        |00   |    | |           |   |02   |10   |            |       |       |            |   |            |
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******OPTION (RIGHT TO|14.875  |1-18-|A   |V|25,556     |A  |1-18-|1-17-|COMMON      |25,556 |       |            |   |            |
 BUY)                 |        |00   |    | |           |   |03   |10   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*GRANTED UNDER THE 1982 STOCK OPTION PLAN WHIXH IS A RULE 16b-3 PLAN. **GRANTED UNDER THE 1993 LONG TERM INCENTIVE PLAN WHICH IS A RULE 16b-3 PLAN. ***AMENDED AND RESTATED ON 11-07-97; AMENDING AGREEMENT DATED 5-06-97. ****40,000 SHARES AT LEAST 6 MONTHS AFTER 5-06-97 AND WHEN THE PRICE OF THE STOCK EQUALS OR EXCEEDS $29.00 PER SHARE.
*****40,000 SHARES VESTED WITH SALE RESTRICTION UNTIL 5-06-2002 OR EARLIER, WHEN THE PRICE OF THE STOCK EQUALS OR EXCEEDS
       $37.00 PER SHARE FOR 10 CONSECUTIVE DAYS.
******GRANTED UNDER THE 1997 EMPLOYEE STOCK PLAN.
*****GRANTED UNDER THE 1997 EMPLOYEE STOCK PLAN WHICH IS A RULE 16b-3
PLAN

SIGNATURE OF REPORTING PERSON
ROBERT H SPILMAN JR
DATE
FEBRUARY 10, 2000